Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2008

John R. Plachetka, Pharm.D.
Chairman, President and Chief Executive Officer
POZEN Inc.
1414 Raleigh Road
Suite 400
Chapel Hill, NC 27517

      Re: POZEN Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2007
            File No. 0-31719

Dear Dr. Plachetka:

     We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Carlton E. Tartar
               Branch Chief